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SEC FILE NUMBER
8-66106

SEC Mail Processing Section
Feb 22 2011
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (Date) AND ENDING December 31, 2010 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taurus Capital Funding, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Batterymarch Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen L. Alvarez — (770) 263-7300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name - *if individual, state last, first, middle name)*

1700 Broadway	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

kw 2/28

kw 3/10

OATH OR AFFIRMATION

I, Karen L. Alvarez swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taurus Capital Funding, LLC as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ann M Holloway
Notary Public
DeKalb County, Georgia
My Commission Expires June 17th, 2014

Ann M. Holloway
Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TAURUS CAPITAL FUNDING, LLC

ANNUAL AUDITED REPORT
FORM X-17A-5 PART III
SEC FILE NO. 8-66106

YEAR ENDED DECEMBER 31, 2010

AND

INDEPENDENT AUDITORS' REPORT

TAURUS CAPITAL FUNDING, LLC

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Taurus Capital Funding, LLC

We have audited the accompanying statement of financial condition of Taurus Capital Funding, LLC as of December 31, 2010, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taurus Capital Funding, LLC as of December 31, 2010, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 8, 2011

1700 BROADWAY, NEW YORK, NY 10019 T 212.842.7000 F 212.842.7001 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

TAURUS CAPITAL FUNDING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS	
Cash and cash equivalents	$ 195,637
Prepaid expenses	11,680
Computer equipment, less accumulated depreciation of $127	2,420
	$ 209,737
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 4,763
Member's equity	204,974
	$ 209,737

See notes to financial statements.

TAURUS CAPITAL FUNDING, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2010

Revenues	
Brokerage commission income	$ 522,200
Other income	11,000
Interest income	172
	533,372
Expenses	
Commissions	198,750
Employee compensation and benefits	90,598
General and administrative	96,165
	385,513
Net income	$ 147,859

See notes to financial statements.

TAURUS CAPITAL FUNDING, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Member's equity, January 1, 2010	$	49,615
Net income		147,859
Member's contributions		7,500
Member's equity, December 31, 2010	$	204,974

See notes to financial statements.

TAURUS CAPITAL FUNDING, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities	
Net income	$ 147,859
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	127
Changes in assets and liabilities	
Accounts receivable	1,000
Prepaid expenses	(2,943)
Accounts payable and accrued expenses	1,456
Net cash provided by operating activities	147,499
Cash flows from investing activities	
Acquisition of computer equipment	(2,547)
Cash flows from financing activities	
Member's contributions	7,500
Net increase in cash and cash equivalents	152,452
Cash and cash equivalents, beginning of year	43,185
Cash and cash equivalents, end of year	$ 195,637

See notes to financial statements.

TAURUS CAPITAL FUNDING, LLC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Taurus Capital Funding, LLC (the "Company") was organized on June 30, 2003 and is wholly owned by Taurus Investment Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company, acting as a broker-dealer, earns commissions from financing for real estate projects.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash in a bank and investments with maturities of three months or less from date of purchase. Cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Depreciation
Depreciation is computed using the straight-line method over the estimated useful life of 5 years.

Revenue Recognition
Brokerage commission income is earned primarily from services as a broker-dealer in obtaining equity contributions for the owners of real estate projects.

Income Taxes
The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax purposes. The Company's taxable income or loss is reportable on the member's income tax return.

Federal income tax returns for the member for years prior to 2007 are no longer subject to examination by tax authorities. State and local income tax returns for the member for years prior to 2006 are no longer subject to examination by tax authorities.

Subsequent Events
These financial statements were approved by management and available for issuance on February 8, 2011. Management has evaluated subsequent events through this date.

2 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provisions. At December 31, 2010, the Company had net capital of $190,874, which exceeded requirements by $185,874. The ratio of aggregate indebtedness to net capital was .02 to 1.

3 - RELATED PARTY TRANSACTIONS

All of the Company's brokerage commission income during 2010 was derived from affiliated entities. The Company reimburses the member for certain expenses including its allocable share of rent, accounting and bookkeeping services, payroll and benefits and certain administrative expenses. Reimbursements for the year ended December 31, 2010 were approximately $108,000.

TAURUS CAPITAL FUNDING, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

Computation of net capital		
Total member's equity	$	204,974
Deductions and/or charges		
Nonallowable assets		14,100
Net capital	$	190,874
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	4,763
Aggregate indebtedness	$	4,763
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	318
Minimum dollar requirement		5,000
Minimum capital requirement (greater of 6-2/3% of aggregate indebtedness or minimum net capital requirement)	$	5,000
Excess net capital	$	185,874
Excess net capital at 1,000 percent	$	190,398
Ratio - Aggregate indebtedness to net capital		.02 to 1

No material differences exist in this computation of net capital and the computation included in the Company's Focus Report.

TAURUS CAPITAL FUNDING, LLC

SCHEDULE II

STATEMENT REGARDING SEC RULE 15c3-3

DECEMBER 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Taurus Capital Funding, LLC

In planning and performing our audit of the financial statements of Taurus Capital Funding, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

New York, New York
February 8, 2011

TAURUS CAPITAL FUNDING, LLC

SECURITIES INVESTOR PROTECTION CORPORATION
FORM SIPC-7

SEC FILE NO. 8-66106

YEAR ENDED DECEMBER 31, 2010

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Taurus Capital Funding, LLC

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Taurus Capital Funding, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and Capital Markets Compliance, LLC, solely to assist you and the other specified parties in evaluating Taurus Capital Funding, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Taurus Capital Funding, LLC's management is responsible for Taurus Capital Funding, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 8, 2011

TAURUS CAPITAL FUNDING, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

YEAR ENDED DECEMBER 31, 2010

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2010		$ 1,333
Payment schedule		
SIPC-6 assessment	07/28/10	424
SIPC-7	02/02/11	909
Balance due		$ -0-

TAURUS CAPITAL FUNDING, LLC

SECURITIES INVESTOR PROTECTION CORPORATION
FORM SIPC-7

SEC FILE NO. 8-66106

YEAR ENDED DECEMBER 31, 2010

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Taurus Capital Funding, LLC

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Taurus Capital Funding, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and Capital Markets Compliance, LLC, solely to assist you and the other specified parties in evaluating Taurus Capital Funding, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Taurus Capital Funding, LLC's management is responsible for Taurus Capital Funding, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 8, 2011

TAURUS CAPITAL FUNDING, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

YEAR ENDED DECEMBER 31, 2010

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2010		$ 1,333
Payment schedule		
SIPC-6 assessment	07/28/10	424
SIPC-7	02/02/11	909
Balance due		$ -0-